

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 14, 2022

Tridivesh Kidambi
Chief Financial Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

   Re: System1, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed March 31, 2022
     Form 8-K dated May 12, 2022
     Response dated August 23, 2022
     File No. 001-39331

Dear Mr. Kidambi:

  We have reviewed your August 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Correspondence dated August 23, 2022

Second Quarter 2022 Financial Highlights

1. We have reviewed your response to prior comment 2. We note you revised the label to Adjusted Gross Profit. However, that non-GAAP measure should be reconciled to the most directly comparable GAAP measure (i.e., Gross Profit in accordance with GAAP). That is, please revise to include GAAP Gross Profit or remove Adjusted Gross Profit.

2. We note your measures, Combined Revenue and Adjusted Gross Profit, include Unaudited Protected.net Revenue and Unaudited Protected.net Cost of Revenue, respectively, for the three months ended June 30, 2021. If you intend to include

Protected.net revenue and cost of revenue, such amounts must be prepared in accordance with Article 11. That is, all adjustments related to the acquisition must be included in the pro forma amounts.

3.   Your Adjusted Gross Profit reconciliation includes the line item, One-time Ad Credit Impact. Please explain the nature of this reconciling item. Further, tell us how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

 You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology